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February 1, 2021

VIA EDGAR

Ms. Ada D. Sarmento
Tom Buchmiller
Office of Healthcare & Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re.	Evaxion Biotech A/S

Amendment No. 1 to Registration Statement on
Form F-1 Filed January 19, 2021

Amendment No. 2 to Registration Statement on
Form F-1 Filed January 25, 2021

File No. 333-251982

Dear Ms. Sarmento:

On behalf of our client, Evaxion Biotech A/S (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 28, 2021 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on January 19, 2021, and Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on January 25, 2021 (File No. 333-251982) (collectively referred to herein as the “Amended Registration Statement”).

January 4, 2021

In response to the comments set forth in the Comment Letter, the Company has revised the Amended Registration Statement and is filing an Amendment No. 3 to Registration Statement (the “Amendment No. 3”) together with this response letter. The Amendment No. 3 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

Amendment No. 1 to Registration Statement on Form F-1

In-Licensing, page 178

1.	We note your revisions in response to prior comment one and reissue in part. Please revise to disclose the royalty term.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 178 to include the royalty term of the SSI license agreement.

Amendment No. 2 to Registration Statement on Form F-1

Danish Tax Considerations, page 223

2.	We note that the tax opinion filed as Exhibit 8.1 appears to be a short-form tax opinion. Please revise to clearly identify that the "Taxation – Danish Tax Considerations" disclosure is the opinion of the counsel or accountant. Please also revise the opinion to include a similar statement and to provide the consent of counsel or of the accountant to being named in the registration statement. Counsel or the accountant must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 224 to indicate that to the extent that the discussion in the section entitled “Taxation – Danish Tax Considerations” relates to matters of Danish tax law, it represents the opinion of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab. In addition, a new Exhibit 8.1 has been added to include a similar statement that such statements are the opinion of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselska and to include their consent to being named in the registration statement.

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January 4, 2021

We thank the Staff in advance for its consideration of the Amendment No. 3 and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact the undersigned by telephone at 917-620-3675, by fax at (212) 818-9606 or by email at dakinsey@duanemorris.com or you can also contact Rina R. Patel of our office by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rrpatel@duanemorris.com with any questions or comments regarding this response letter or Amendment No. 3.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey

DAK/jr